Amendment to
Bowflex, Inc.
Amended and Restated Bylaws

Section 2.2 of the Company’s Amended and Restated Bylaws is hereby amended and restated in its entirety as follows:

2.2 Number of Directors, Qualification. The number of directors of the corporation shall be not less than one (1), the specific number to be set by resolution of the Board of Directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. No director need be a shareholder of the corporation or a resident of the State of Washington.

Except as herein amended, the provisions of the Company’s Amended and Restated Bylaws shall remain in full force and effect.

AS APPROVED BY THE BOARD OF DIRECTORS EFFECTIVE: April 22, 2024.